                                                                                                     Exhibit 99.69

Cybin Progresses Two Psychedelic Investigational New Drug ("IND") Candidates and Announces Completion of Its 20th Pre-Clinical Study

TORONTO--(BUSINESS WIRE)--March 17, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has completed its 20th pre-clinical study and is progressing its CYB003 and CYB004 proprietary psychedelic molecules into Investigational New Drug ("IND")-enabling studies.

Cybin, through collaboration with its partners and contractors, has completed key research studies both in vitro and in vivo. These studies were based on proprietary Cybin technologies, and in all, more than 20 definitive research studies designed by the Company's scientists were completed in record time.

These studies have led to the progression of two very promising development candidates, CYB003 and CYB004. These two proprietary psychedelic therapeutics have now entered into full IND-enabling studies in preparation for soon to be defined clinical testing in serious psychiatric conditions with high unmet medical needs. The company has also initiated an API manufacturing contract with a strategic pharmaceutical manufacturing partner.

"Excellent team-work and fully supportive partners have greatly facilitated the advancement of these two new therapeutic candidates with enhanced and improved properties. We look forward to rapid progress towards clinical studies," stated Michael Palfreyman, Chief R&D Officer of Cybin.

The pre-clinical studies of CYB003 and CYB004 candidates included API Synthesis and optimization to demonstrate that these two psychedelic molecules show significant in vivo modifications of pharmacokinetics ("PK") consistent with "Proof of Concept."

Cybin has developed a discovery pipeline of over 50 proprietary psychedelic molecules, multiple proprietary delivery mechanisms, and supportive technology platforms, all protected under its ever-growing IP portfolio. The development thesis is based on the need to create commercially viable drugs to meet the needs of patients and to easily integrate into the medical eco-system without the need of overly disrupting a practitioner and/or a patient's busy schedule.

The company will continue to progress its novel next-generation psychedelics based on well- known scaffolds including Psilocybin, DMT, MDMA with improved bioavailability and optimized pharmacokinetic profiles to provide shorter duration of action with the potential for reduced side effects.

"Our internal research and development team, along with an extensive network of partners, has progressed CYB003 and CYB004 into IND-enabling studies at an impressive pace. I am in no doubt we have the best team in this sector and the right team to progress these exciting future treatments into clinical studies over the next 12 months," stated Doug Drysdale, Chief Executive Officer of Cybin.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com

Annie Graf

KCSA Strategic Communications agraf@kcsa.com

Faith Pomeroy-Ward

In-Site Communications, Inc.

Faith@insitecony.com